Exhibit 99.(h)(iv)

Master Stratified Index Agreement

MASTER INDEX AND TECHNOLOGY LICENSE AGREEMENT

This MASTER INDEX AND TECHNOLOGY LICENSE AGREEMENT (the “Agreement”) is entered into as of the Effective Date (as set forth below), by and between Syntax LLC, a New York limited liability company (“Licensor”), the principal office of which is located at 179 Franklin St, 3rd Floor, New York, New York 10013, and

ADVISOR:	Syntax Advisors (“Advisor”)

ADDRESS/ ZIPCODE:	One Liberty Plaza, 46th Floor, New York, NY 10006

TYPE OF ENTITY/
PLACE OF FORMATION:	New York limited liability company

EFFECTIVE DATE:	October 29, 2018

WHEREAS, Licensor is in the business of designing and maintaining financial indices and has developed a series of methods and processes to compile, create, customize, weight, and maintain securities indices, incorporating technology regarding computational methods, data analytics, portfolio construction, and financial information systems from Locus LP, a Bermuda Limited Partnership, and Advisor seeks to engage Licensor as an index weight provider and technology sublicensor for the broad-based, Stratified IndicesTM;

WHEREAS, subject to the terms and conditions of this Agreement and the applicable Statement of Work, Advisor desires to engage Licensor in the licensing of those certain financial index weights for the management of separately managed accounts (not subject to the 1940 Investment Companies Act) held by clients of Advisor (“SMAs”) and for the creation of U.S registered exchange-traded funds (“ETFs”), with each referent index listed and described in the applicable Statement of Work (referred to individually as a “Stratified Index” and collectively as “Stratified Indices”), based on underlying constituent data which may include, but not be limited to, shares outstanding and investable weight factor (the “Underlying Data”);

WHEREAS, subject to the terms and conditions of this Agreement and the applicable Statement of Work, Advisor desires to further engage Licensor in providing certain services to Advisor, including the delivery to Advisor of the weights of the holdings of the Stratified Indices (as defined herein) associated with each Stratified Index and such other services as are described on the applicable Statement of Work (collectively, the “Services”); and

WHEREAS, subject to the terms and conditions of this Agreement and the applicable Statement of Work, Licensor agrees to such engagements.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

1.	DEFINITIONS. Capitalized terms in this Agreement shall have the meaning provided below or in the Agreement.

(a)	“AUM” shall mean the aggregate average daily assets under management of the products tracking or based, in whole or in part, on such licensed indices.

(b)	“Benchmark Administrator” shall be defined as in the IOSCO Principles on Financial Benchmarks.

(c)	“Calculation Agent” shall mean any entity that is contractually engaged to determine and provide client-facing index data regarding Stratified Indices on an ongoing basis.

(d)	“Confidential Information” shall mean data that each party may have access to by virtue of the Agreement that is confidential and or proprietary to the other party, including, without limitation, the Licensed Technology, one another's business policies and practices, patented methods, trade secrets, customers, advisors, technical information, computer systems, infrastructure designs, data, software output, algorithms, processes, methods, except for information or data not disclosed in a patent application: that is or becomes generally available to the public other than as a result of disclosure by the receiving party hereto; that is already known by or in the possession of the other party at the time of disclosure by the disclosing party hereunder as evidenced by written documentation in the receiving party's possession prior to receipt of the Confidential Information; or that is required to be disclosed by a final regulatory, judicial, or legal order of a court or agency of appropriate jurisdiction.

(e)	“Constituent Provider” shall mean any entity that publishes a list of securities pursuant to index construction that is used in the development of Stratified Indices.

(f)	“Fund Expenses” shall include, but not be limited to, the costs and expenses of regulatory filings, legal, compliance, audit, custody, transfer agency, fund accounting, fund administration, portfolio management (excluding data costs), exchange listing, IOPV and all such expenses customarily borne by funds under generally accepted accounting principles.

(g)	“Index Expenses” shall encompass the costs and expenses from research, data, licensing, index servicing, operating expenses, infrastructure costs, and similar expenses related to the creation, administration, management, and publication of Stratified Indices.

(h)	“Index Guides” shall include all index levels, index guides, and holdings customarily provided by Calculation Agents.

(i)	“Intellectual Property” or “IP” means any and all of the following and all rights that are protectable under applicable law in, arising out of or associated therewith throughout the world: patents, and patent applications, inventions (whether or not patentable), discoveries, trade secrets, confidential or proprietary information and Know-How, trade names, logos, trademarks, Internet domain names and URLs, copyrights, works of authorship, computer programs, source code and executable code, compilers, application programming interfaces, architectures, documentation, data, data structures, databases, technology, tools, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all embodiments of the foregoing in any form and embodied in any media.

(j)	“Field of Use” means use in Regulated Fund Management.

(k)	“Know-How” means all proprietary trade secrets, scientific, technical and commercial data, drawings, designs, plans, operating experience and techniques, testing results, regulatory submissions, methods of manufacture, specifications, processes, procedures, inventions and other information of any kind of Locus or Licensor, whether patentable or not which (i) is disclosed to Advisor by Licensor in connection with this Agreement; (ii) relates to the Sublicensed Patents and (iii) is necessary to practice the Sublicensed Patents.

(1)	“Licensed Technology” means the Sublicensed Patents and Know-How.

(m)	“Listing Venues” shall refer to any exchanges on which Stratified Indices are offered, including, but not limited to, NYSE Arca, Inc., BATS Global Markets, Inc. and NASDAQ.

(n)	“Permitted Use” means the authorized use of the Stratified Indices, weights of the holdings of the Stratified Indices and Underlying Data as set forth in the applicable Statement of Work.

(o)	“Locus Retained Patents” means Pat. No. 9,098,564; Pat. No. 9,361,358; Pat. No. 9,069,802; Pat. No. 9,471,664; Pat. No. 8,990,268; Pat. No. 9,910,910; Pat. No. 9,990,380; Pat. No. 9,996,502; Pat. No. 10,019,509; App. No. 14/736,262; App. No. 16/006,601; and any pending filings, corresponding international patents and applications, and any divisionals, continuations, continuations in part, reissues, or extensions of any of the aforesaid patents or patent applications.

(p)	“Syntax Retained Patents” means any divisionals, continuations, continuations in part, reissues, or extensions of Sublicensed Patents.

(q)	“Separately Managed Account” means a specifically identified portion of overall assets of a client of Advisor managed by Advisor.

(r)	“Sublicensed Patents” means the Pat. Nos. 9,098,878; 9,245,299; 9,646,075; and corresponding international patents and applications.

(s)	“Sublicensed Technology” means the Sublicensed Patents and Know-How.

(t)	“Licensor Indemnified Persons” shall include, without limitation, officers, directors, employees, agents, and representatives of Licensor.

(u)	“Regulated Funds” shall mean investment vehicles associated with Regulated Index Fund Management.

(v)	“Regulated Index Fund Management” means a system, process, or strategy governed by the Investment Company Act of 1940 for deploying, maintaining, or disposing of investment securities based on underlying indices.

(w)	“Retained Rights” means the rights to use and practice the Sublicensed Technology outside the Field of Use for any purposes not explicitly granted to Advisor or third parties in legally binding agreements.

(x)	“Stratification” shall mean a statistical technique that involves structuring, weighting, calculating, or categorizing assets or liabilities by qualitative factors or business risks within a financial product or index, including, but not limited to, cases in which positive or negative biases are applied to one or more assets or liabilities based on other factors.

(y)	“Territory” shall mean the United States of America, Europe, and Asia.

2.	SERVICES, LICENSE GRANT AND STATEMENTS OF WORK.

(a)	Services. Subject to the terms of this Agreement and the applicable Statement of Work, Licensor agrees to provide Services to Advisor, including but not limited to the dissemination to Advisor of the weights of the holdings or index shares of each Stratified Index, as well as associated Sublicensed Technology as described in the applicable Statement of Work.

(b)	Statements of Work. Licensor will perform and deliver all Services under individual statements of work executed under this Agreement (each a “Statement of Work”). Additional Stratified Indices or other Services may in the future be added to this Agreement if Licensor and Advisor both execute additional Statements of Work identifying the same. Each Statement of Work shall, at a minimum, contain the following: (i) a description of the Stratified Indices; (ii) a description of any Services being provided; (iii) the applicable fees and payment terms; (iv) the Commencement Date and the term, and (iv) any other terms agreed to by the parties. When executed by Advisor and Licensor, each individual Statement of Work shall incorporate therein the terms and conditions of this Agreement, except for any provisions herein that are specifically excluded in such Statement of Work. In the event of any conflict between the terms of this Agreement and the terms of any Statement of Work, the terms of the Agreement shall prevail with respect to such conflicting terms unless the Statement of Work expressly states that a certain identified term therein shall prevail over a certain identified term herein, then, to the extent that such provision of the Statement of Work conflicts with the specified provision of this Agreement, such term in the Statement of Work shall prevail.

3.	LICENSOR INDEX DEVELOPMENT AND MAINTENANCE.

(a)	Stratified Indices. Licensor has developed and created the Stratified Indices based on its proprietary internal research and maintains and administers the Stratified Indices on an ongoing basis. The Stratified Index weights will be provided, wherein the weights of the constituents are based on a methodology described in part on the Licensor website and derived from research, ideas, and intellectual property developed by Licensor.

(b)	Index Servicing and Publishing. Licensor will publish or cause to be published online an Index Methodology for each Stratified Index. As reasonably requested by Advisor, Licensor agrees to provide Advisor with index performance and commentary relating to the Stratified Indices that can be used by Advisor for marketing or investor management purposes.

(c)	Calculation; Constituents. Parties may work with one or more Calculation Agents and/or Constituent Providers, in Licensor's sole discretion, for certain services such as index calculation, real-time publishing, and corporate action notifications in connection with the development of the Stratified Indices and provision of Services. Notwithstanding anything to the contrary, Advisor shall be solely responsible for payment of all fees due to Calculation Agents and/or Constituent Providers for their services.

(d)	Stratified Index Adjustments. Advisor acknowledges and agrees that Licensor reserves all rights to make, from time to time during the Term, in its sole discretion following reasonably prior notice to Advisor, adjustments in and to any Stratified Index, including but not limited to changing the corporate action methodology, changing the composition of the Stratified Index, and/or changing the methods by which any Stratified Index is computed, provided, however, that Licensor shall use commercially reasonable efforts to maintain the continuity of the Stratified Index so that means will exist to facilitate Advisor marketing and distribution pursuant to this Agreement. Licensor shall provide Advisor with reasonable advance notice of any adjustments or changes to the Stratified Index.

4.	LICENSE AND USE OF THE STRATIFIED INDICES AND UNDERLYING DATA.

(a)	Licensor hereby grants to Advisor a non-transferable, non-exclusive, non-assignable (except as explicitly set forth in the Agreement), non-sublicensable (except as set forth explicitly in the Agreement), limited license to access and use for the Permitted Use solely in the Field of Use the Stratified Indices, weights of the holdings of the Stratified Indices, Underlying Data, and Sublicensed Technology in accordance with the terms and conditions of this Agreement and the applicable Statement of Work. Except as used in its distribution, marketing and promotion of the Stratified Indices and/or the Underlying Data or as expressly provided for in the Statement of Work, Advisor shall not (i) publish, reproduce, and/or otherwise redistribute the Stratified Indices, Stratified Index Values and/or Underlying Data in any manner (including, but not limited to, via or as part of any Internet or Intranet site or other electronic delivery mechanism); or (ii) edit, revise, modify or create archival or derivative works based on the Stratified Indices, Stratified Index Values or Underlying Data. Licensor shall notify advisor within a reasonable time frame upon granting licenses to other licensees. No rights are granted to Advisor hereunder other than those expressly set forth in the Agreement and any rights not expressly granted therein are hereby reserved by Licensor.

(b)	Licensor acknowledges that Advisor may use or permit the use of the Stratified Indices in connection with managing, trading, marketing and/or promoting Regulated Funds and SMAs in the United States incorporating such Stratified Indices. The specific Regulated Funds and SMAs that Advisor is permitted to create are described in the Statement(s) of Work. Advisor acknowledges and agrees that, in connection with any such Regulated Funds and SMAs, Advisor will use Marks in the Regulated Funds and SMAs, names or otherwise in marketing and promoting the Regulated Funds and SMAs only as expressly authorized or required by Licensor as specified in this Agreement and in accordance with the terms of this Agreement.

(c)	If and to the extent permitted by the terms of this Agreement, after Change of Control, Advisor uses or refers to the Stratified Indices or funds associated with them on a web site (including Advisor's own web site), or in any brochure, advertisement or other promotional material, Advisor shall include a reasonably conspicuous statement that Licensor is the creator of the Stratified Indices. The text of any notice shall be subject to Licensor's prior written approval, not to be unreasonably withheld or delayed.

(d)	Notwithstanding the rights granted to Advisor hereunder, Advisor agrees and acknowledges that Licensor is in the business of creating and maintaining financial indices and funds using Stratification, and therefore, unless expressly specified otherwise in the Statement of Work, Licensor is entitled to use and license the right to use Stratification to create, weight, and maintain indices, Stratified Indices, other stratified financial indices, and financial instruments associated with Stratified Indices independently of this Agreement that may be similar to or the same as the Stratified Indices or Regulated Funds or SMAs associated therewith, and Licensor shall not be restricted from entering into any arrangement with its affiliates or any third party outside of the Field of Use, or within the Field of Use subject to the terms of this agreement, including competitors of Advisor, in connection therewith.

5.	TERM/ TERMINATION.

(a)	This Agreement shall commence on the Effective Date and shall continue in effect unless terminated pursuant to the terms of this Agreement for as long as any Statement of Work remains in effect (the “Term”). Unless otherwise specified in the applicable Statement of Work, the term of each Statement of Work will commence on the commencement date stated therein (the “Commencement Date”) and continue for the duration of the initial term stated therein (the “Initial Term”), and shall automatically renew for successive one (1) year terms (each a “Renewal Term”) following the Initial Term unless either party notifies the other in writing of its decision not to renew the term of the applicable Statement of Work at least sixty (60) days prior to the expiration of the term then in effect. In the event of any termination of this Agreement, each Statement of Work shall automatically terminate without action by either party.

(b)	In the event of any material breach by either party, the other party may terminate this Agreement by giving thirty (30) days’ prior written notice thereof to the breaching party, which notice shall specify the nature of the breach; provided, however that such termination shall not take effect if the breaching party cures the breach within such notice period.

(c)	(Reserved)

(d)	This Agreement may be terminated immediately upon written notice from the other party if the other party becomes insolvent, bankrupt, enters into an arrangement with its creditors, votes to appoint an administrator or trustee or becomes subject to the exercise of powers by a secured creditor (including having a receiver or manager appointed).

(e)	Advisor understands that its right to receive and use those portions of the Stratified Indices, weights of the holdings of the Stratified Indices and Underlying Data provided by Licensor pursuant to licenses granted by third- party licensors is subject to termination without liability on the part of Licensor in the event such third-party licenses are terminated. Licensor will make commercially reasonable efforts to remedy termination of any such licenses to avoid disruption of index use. Advisor agrees and acknowledges that, in the event the indices, or weights of the holdings, of the Stratified Indices or Underlying Data contain data from a third-party licensor and/or are made available on various Stock Exchanges, Commodity Exchanges, or other sources (collectively, the “Sources”), such third-party licensor(s) and/or Source(s) may require Advisor to enter into separate agreements directly with the applicable third party and/or impose additional fees on Advisor either directly or through Licensor. In the event Licensor receives notice from any Source and/or a third- party licensor during the Term that Advisor has failed to enter into a required agreement with such Source or such third-party licensor and/or has failed to pay any additional fees provided in the agreement with such Source or such third- party licensor, Licensor shall have the right to discontinue the maintenance, calculation and dissemination of each and every applicable Stratified Index upon written notice to Advisor. Upon any discontinuation by Licensor of one or more Stratified Indices or a portion thereof pursuant to this Section 5(e), Licensor may terminate that portion of the applicable Statement of Work that relates to such discontinued material and, in such event, Licensor shall have no liability other than to provide a pro rata refund to Advisor of any unearned fees that have been prepaid by Advisor.

(f)	Upon any termination of this Agreement, Licensor shall immediately discontinue performing all Services under this Agreement.

(g)	Upon any termination of this Agreement, Advisor shall cease any and all uses nof the Marks, Stratified Indices, weights of the holdings of the Stratified Indices, and Underlying Data and shall delete, remove or otherwise purge the Marks, Stratified Indices, and weights of the holdings of the Stratified Indices and all Underlying Data, including any copies thereof (including from all of Advisor's electronic distribution systems) and, upon request, certify to Licensor in writing that it has done so; provided, however, that the foregoing shall not be construed to prohibit Advisor from retaining such information to the extent required by applicable law.

6.	DELIVERY. Licensor shall deliver the Stratified Indices and weights of the holdings of the Stratified Indices to Advisor as provided in the applicable Statement of Work.

7.	FEES AND CHARGES.

(a)	As consideration for the rights granted by Licensor under this Agreement, Advisor shall pay the fees set forth in the applicable Statement of Work, plus all applicable taxes and delivery costs, within thirty (30) days of the date of Licensor's invoice. Licensor may assess a late charge at a rate of one percent (1%) per month on all undisputed amounts not paid within thirty (30) days of the date of Licensor's invoice. In addition to all other rights and remedies available to Licensor at law or in equity, Licensor also may, upon 5 business days' prior notice to Advisor, suspend delivery of the Services, weights of the holdings of the Stratified Indices, Underlying Data or any component thereof for as long as any such amount remains unpaid after thirty (30) days after due date.

8.	INTELLECTUAL PROPERTY RIGHTS.

(a)	Underlying Licensor Index. Advisor acknowledges and agrees that Licensor and/or its affiliates own the methodology for structuring, designing, and weighting the Licensor Indices, and all intellectual property rights, patents, and trademarks therein, and that Licensor, its affiliates, or its third party licensors own the methodology for calculating the Licensor Indices, including the corporate actions methodology, and all intellectual property rights therein. Advisor acknowledges and agrees that the Licensor Indices are compiled, prepared, arranged, and revised by Licensor, its affiliates, and/or its third party licensors through the application of methods and standards of judgment developed and applied through the expenditure of substantial time, effort, and money, and that the Licensor Indices constitute the valuable intellectual property of Licensor, its affiliates, and/or its third party licensors.

(b)	Stratified Index and Underlying Data. Advisor acknowledges that, as between the parties, all right, title, and interest to the Stratified Indices, weights of the holdings of the Stratified Indices, Underlying Data and processes and methodologies necessary to design, monitor, and revise the Stratified Indices, weights of the holdings of the Stratified Indices, Underlying Data, any reports or deliverables provided by Licensor and any other information or materials provided to Advisor by Licensor under this Agreement including, without limitation, all intellectual property rights therein, shall at all times remain solely with Licensor. Except for the use rights expressly granted pursuant to this Agreement or a Statement of Work, nothing contained in this Agreement or otherwise shall be construed to grant to Advisor any right, title, or other interest (whether by estoppel, by implication, or otherwise) in, to or under the Stratified Indices, weights of the holdings of the Stratified Indices, Underlying Data or other confidential information of Licensor.

(c)	Patents. Advisor acknowledges that Licensor and its affiliates’ intellectual property rights include ownership of patents and pending patent applications in the methodology behind the construction, design, and weighting of each Stratified Index, as well as patents in information systems, computational modeling, analytics, and data structures that enable the construction of Licensor Indices. Issued patents in the United States are detailed further in Exhibit B hereto (the “Patents”). Other than as expressly granted herein, Advisor acknowledges that no rights in the intellectual property shall accrue to Advisor by virtue of the Agreement, and that nothing in the Agreement shall be construed to permit Advisor to use any of Licensor or its affiliates’ patents or associated intellectual property anywhere in the world for any purpose whatsoever not specified in the associated Statement of Work or otherwise in this Agreement, and that use of those products by Advisor shall be restricted to that expressly specified in the Statement of Work. Advisor shall neither contest Licensor and its affiliates’ ownership of the Patents or the intellectual property behind the construction, design, and weighting of the index, nor the patents in information systems, financial services and systems, computational modeling, analytics, and data structures that enable the construction of Licensor Indices, nor any patents held by Licensor and its affiliates.

(d)	Enforcement. Advisor will promptly report in writing to Licensor any known or suspected infringement, misuse, or misappropriation of Sublicensed Technology or Intellectual Property. Advisor may, but has no obligation to, take action (as determined appropriate by Licensor in its sole discretion) against any third party that allegedly infringes, misappropriates or infringes or misappropriates the Licensed Technology or Intellectual Property.

(e)	Use of Licensor Trademarks and/or Service Marks.

i)	License to Marks. Subject to the terms and conditions of the Agreement, Licensor hereby grants to Advisor a non-exclusive, limited, and non-transferable, non-assignable license and during the Term to use and refer to the trade names, trademarks and/or service marks set forth in the attached Exhibit A or the applicable Statement of Work (the “Marks”) in connection with the distribution, marketing and promotion of an SMA based on the Stratified Index. Advisor shall use the Marks to identify Licensor as the developer and inventor of the Stratified Index. Any rights in and to the Marks not expressly granted in this Agreement are hereby reserved by Licensor.

ii)	Trademarks. Advisor acknowledges that Licensor, its affiliates, and/or its third party licensors are the owners of all right, title and interest in and to the Marks (see Exhibit A) and the goodwill appurtenant thereto. Advisor shall not use or authorize any other party to use the Marks or any confusingly similar designation, trademark, service mark or trade name anywhere in the world for any purposes whatsoever other than as permitted in the Agreement. Advisor shall not contest Licensor’s, its affiliates’, or its third party licensors’ ownership of the Marks. Advisor shall not (i) assert any claim of ownership of, or any claim to, any goodwill or reputation associated with the Marks by reason of Advisor's licensed use thereof hereunder; (ii) assert any claim that there has been any abrogation or diminution of the value of the Marks resulting from the transactions contemplated by the Agreement; or (iii) register or seek to register any of the Marks. Any and all uses of the Marks will inure to the benefit of Licensor, its affiliates or its third party licensors, as applicable.

9.	REPRESENTATIONS AND WARRANTIES. Each party hereby represents and warrants that: (i) this Agreement has been duly authorized, executed and delivered by it; (ii) it has the full power and authority and is free to enter into this Agreement and to perform its obligations hereunder; (iii) this Agreement constitutes a valid and binding obligation, enforceable in accordance with its terms; and (iv) the making of this Agreement does not violate any agreement, right or obligation existing between it and any other person, firm or corporation, on the other hand.

10.	SUBMISSION OF INFORMATIONAL MATERIALS. Licensor shall have the right to request periodically in commercially reasonable intervals for its review and approval proposed marketing materials and disclosure documents that contain the Marks and/or reference(s) to Licensor (the “Informational Materials”) in advance of public use or dissemination. Licensor shall then have the opportunity to notify Advisor of its approval or disapproval of the use of the Marks and/or reference to Licensor contained in the Informational Materials within ten (10) business days following receipt thereof from Advisor. Any disapproval shall indicate Licensor's reasons therefor. Where the Informational Material is not in English, Advisor shall submit an accurate English translation of the same. Where Licensor's approval is in respect of the English version provided by Advisor, Advisor shall make accurate corresponding changes to versions in other languages. Where Licensor's approval is in respect of the English translation provided by Advisor pursuant to this Section, Advisor will make accurate corresponding changes to versions in other languages. In the event Licensor discovers that certain Informational Materials do not comply with the terms and conditions of the Agreement and Licensor requires Advisor to make a change to such Informational Materials so that such Informational Materials do comply, then Advisor shall have the responsibility to promptly make accurate corresponding changes to all versions (including those in languages other than English, as may be applicable) or remove the applicable offending provision(s). For Informational Materials previously reviewed by Licensor associated with a commercially reasonable periodic request, Advisor shall submit to Licensor the final version of approved Informational Materials in advance of public use or dissemination.

11.	CHANGE OF CONTROL. Subsequent to a Change in Control, Advisor shall be required to use commercially reasonable efforts in marketing and generating revenues from products associated with Sublicensed Technology and Stratified Indices consistent with past practice of similarly situated financial services companies with respect to comparably situated financial products (“Commercially Reasonable Efforts”). In the event that, subsequent to a Change in Control, Advisor fails to use Commercially Reasonable Efforts, Advisor shall lose exclusivity with respect to the Stratified Indices in the Field of Use.

11.	CONFIDENTIALITY. The parties mutually agree to not disseminate any Confidential Information about one another, including, but not limited to, as part of marketing efforts, except as explicitly allowed in a mutually agreed upon and legally authorized writing signed by both parties. Each party shall use reasonable efforts not to disclose such Confidential Information to any third party. Without limiting the foregoing, each party shall use at least the same degree of care which it uses to prevent the disclosure of its own confidential information of like importance to prevent the disclosure of Confidential Information disclosed to it by the other party under this Agreement. Each party shall promptly notify the other party in writing of any misuse or unauthorized disclosure of the other party's Confidential Information and take steps and cooperate to mitigate any misuse or unauthorized disclosure. If a party receives a subpoena or other legal request for the other party's Confidential Information, it shall promptly notify the other party in writing and cooperate to the fullest extent feasible in order to maintain the confidentiality of the information. The parties furthermore agree not disclose the terms of this Agreement to competitors of the other party.

12.	DISCLAIMER OF WARRANTIES AND LIMITATIONS OF LIABILITIES.

(a)	Terms of Correctness, Accuracy, and Reliability. Advisor acknowledges and agrees that:

Licensor shall not be held by virtue of this Agreement to have discretion, authority to trade, or fiduciary responsibility towards any current or future Advisor client account to which Advisor elects to use or apply Stratified Indices, weights of the holdings of the Stratified Indices or SMAs unless otherwise established by another legally binding signed agreement;

Licensor makes no guarantee, express or implied, as to the performance of any current or future Advisor client account to which Advisor elects to use or apply Stratified Indices, weights of the holdings of the Stratified Indices or SMAs; and

Licensor makes no recommendation or claim by virtue of this Agreement as to the suitability or legality of Stratified Indices, weights of the holdings of the Stratified Indices or SMAs for application to any current or future Advisor client account.

(b)	EXCEPT AS EXPRESSSLY SPECIFIED IN A STATEMENT OF WORK, LICENSOR, ITS AFFILIATES AND ALL OF THEIR THIRD-PARTY LICENSORS DISCLAIM ANY AND ALL WARRANTIES AND REPRESENTATIONS, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AS TO THE STRATIFIED INDICES, WEIGHTS OF THE HOLDINGS OF THE STRATIFIED INDICES, UNDERLYING DATA, PATENTS AND MARKS INCLUDING, BUT NOT LIMITED TO, THE DESIGN, STRUCTURING, WEIGHTING METHODOLOGY AND CALCULATION OF THE STRATIFIED INDICES, THE WEIGHTS OF THE HOLDINGS OF THE STRATIFIED INDICES OR THE UNDERLYING DATA OR THE RESULTS OBTAINED BY THEIR USE OR THE PERFORMANCE THEREOF. NEITHER LICENSOR NOR ITS AFFILIATES NOR THEIR THIRD-PARTY LICENSORS GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE STRATIFIED INDICES, WEIGHTS OF THE HOLDINGS OF THE STRATIFIED INDICES OR THE UNDERLYING DATA OR ANY COMPONENT THEREOF OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS), WITH RESPECT THERETO. LICENSOR, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, INTERRUPTIONS OR DELAYS IN LICENSOR'S CALCULATION OR DISSEMINATION OF THE STRATIFIED INDICES, WEIGHTS OF THE HOLDINGS OF THE STRATIFIED INDICES OR THE UNDERLYING DATA. THE STRATIFIED INDICES, WEIGHTS OF THE HOLDINGS OF THE STRATIFIED INDICES AND UNDERLYING DATA ARE PROVIDED ON AN “AS IS” BASIS AND ADVISOR'S USE OF THE STRATIFIED INDICES AND UNDERLYING DATA IS AT ADVISOR'S OWN RISK.

(c)	NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT WHATSOEVER SHALL LICENSOR, ITS AFFILIATES OR THEIR THIRD-PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS OR BUSINESS OR LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF OR ARE AWARE OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE. LICENSOR, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS SHALL NOT BE LIABLE FOR ANY CLAIMS AGAINST ADVISOR (OR ANY THIRD PARTY) BY THIRD PARTIES. IN NO EVENT SHALL THE MAXIMUM CUMULATIVE LIABILITY OF LICENSOR, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION, EXCEED THE FEES PAID BY ADVISOR TO LICENSOR UNDER THE APPLICABLE STATEMENT OF WORK FOR THE TWELVE (12) MONTHS PRECEDING THE DATE SUCH LIABILITY IS ALLEGED TO HAVE ARISEN; PROVIDED, HOWEVER, THAT THE FOREOING LIMITATION ON LIABILITY SHALL NOT COVER LOSSES OR CLAIMS TO THE EXTENT ARISING FROM THE GROSS NEGLIGENCE OR WILFUL MISCONDUCT OF LICENSOR, ITS AFFILIATES OR AGENTS.

14.	INJUNCTIVE RELIEF. Advisor agrees and acknowledges that unauthorized copying of, use of, access to or distribution of the Marks, Patents, Stratified Indices, weights of the holdings of the Stratified Indices or the Underlying Data may cause Licensor, its affiliates, and/or their third-party licensors irreparable injury that cannot be adequately compensated for by means of monetary damages. Advisor therefore agrees that any breach hereof by Advisor may be enforced by Licensor, its affiliates, or their third-party licensors by means of equitable relief (including, but not limited to, injunctive relief) in addition to any other rights and remedies that may be available. Notwithstanding the foregoing, Licensor will provide notice of breach and provide a cure period of 30 business days prior to exercising any claim.

15.	INDEMNIFICATION.

(a)	By Advisor. Advisor hereby agrees to indemnify and hold harmless Licensor, its affiliates and their officers, directors, employees, agents and third-party licensors against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any third party claim, action, or proceeding that arises out of or relates to: (i) Advisor's breach of its representations or warranties hereunder; (ii) Advisor's use of the Stratified Indices, Underlying Data, Sublicensed Technology, weights of the holdings of the Stratified Indices, Patents, Marks or other materials provided hereunder other than in strict accordance with the terms of this Agreement; (iii) the Informational Materials violating any third party patent, copyright, trademark or other intellectual property right; (iv) the marketing, recommendation, promotion, sale or distributing of any SMA; provided, however, that (i) Licensor notifies Advisor promptly in writing of any such claim, action or proceeding; (ii) Licensor grants Advisor, if Advisor so requests, sole control of the defense and/or settlement of such claim, action or proceeding; and (iii) Licensor reasonably cooperates with Advisor, at Advisor's expense, in Advisor's defense and/or settlement efforts. Licensor shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of Advisor, such consent not to be unreasonably withheld, without waiving the indemnity hereunder. Advisor, in the defense of any such claim, action or proceeding, except with the written consent of Licensor, shall not consent to entry of any judgment or enter into any settlement which either (a) does not include, as an unconditional term, the grant by the claimant to Licensor of a release of all liabilities in respect of such claims, or (b) otherwise adversely affects the rights of Licensor.

(b)	By Licensor. Licensor hereby agrees to indemnify and hold harmless Advisor, its affiliates and their officers, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any third party claim, action, or proceeding that arises out of or relates to: (i) Licensor's breach of its representations or warranties under this agreement; or (ii) the infringement by the Stratified Indices, Underlying Data, weights of the holdings of the Stratified Indices, Marks or Patents of any third party United States patent, copyright, trademark or other intellectual property right; provided, however, that (a) Advisor notifies Licensor promptly in writing of any such claim, action or proceeding; (b) Advisor grants Licensor, if Licensor so requests, sole control of the defense and/or settlement of such claim, action or proceeding; and (c) Advisor reasonably cooperates with Licensor in Licensor's defense and/or settlement efforts. Advisor shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of Licensor without waiving the indemnity hereunder. Licensor, in the defense of any such claim, action or proceeding, except with the written consent of Advisor, shall not consent to entry of any judgment or enter into any settlement which either (a) does not include the grant by the claimant to Advisor of a release of all liabilities in respect of such claims, or (b) otherwise adversely affects the rights of Advisor.

(c)	Notwithstanding the foregoing, Licensor will have no obligation to indemnify Advisor pursuant to subsection (b)(ii) above to the extent that such infringement claim arises from: (A) the combination, operation or use of the Stratified Indices, Underlying Data, weights of the holdings of the Stratified Indices, Marks or Patents with any other software, data, products or materials not supplied by Licensor; (B) the use of the Stratified Indices, Underlying Data, weights of the holdings of the Stratified Indices, Marks or Patents other than as expressly permitted under this Agreement; (C) the alteration or modification of the Stratified Indices, Underlying Data, weights of the holdings of the Stratified Indices, Marks or Patents by any person other than Licensor; (D) Licensor's compliance with Advisor's instructions; or (E) Advisor's continued use of the Stratified Indices, Underlying Data, weights of the holdings of the Stratified Indices, Marks or Patents after Licensor has informed Advisor of modifications or changes to the Stratified Indices, Underlying Data, weights of the holdings of the Stratified Indices, Marks or Patents required to avoid the infringement claim.

16.	MISCELLANEOUS.

(a)	Assignment. This Agreement, including any Statement(s) of Work, shall not be assigned or transferred by Advisor without the prior written consent of Licensor and any attempted assignment or transfer shall be null and void and shall constitute a material breach of this Agreement.

(b)	Entire Agreement. This Agreement, including any Statement(s) of Work, constitutes the entire agreement of the parties and supersedes all prior or contemporaneous agreements, negotiations, representations, discussions, agreements (whether written or oral) between the parties with respect to its subject matter. There are no oral or written collateral representations, agreements or understandings except as expressly provided herein.

(c)	Modification. The terms, conditions, covenants and other provisions of this Agreement may hereafter be modified, amended, supplemented or otherwise changed only by a written instrument (excluding email or similar electronic transmission) that specifically purports to do so and is physically executed by a duly authorized representative of each party.

(d)	Compliance with Law. In performing its obligations under this Agreement and the Statement(s) of Work, each party will comply with the requirements of all applicable laws, ordinances, regulations, codes and executive orders.

(e)	Relationship of the Parties. Licensor and Advisor recognize that this Agreement does not create any actual or apparent agency or relationship of employer and employee or master and servant between the parties.

(f)	Force Majeure. Licensor shall have no responsibility or liability for any delays in or interruptions or failures of its performance under this Agreement due to any cause beyond its reasonable control, including, but not limited to, acts of God, acts of governmental authority, acts of war, terrorism, flood, strike, severe or adverse weather conditions, power failures, or communication line or network failures. Each party represents and warrants that it has policies, procedures and controls reasonably designed to address business continuity and disaster recovery, and each party agrees to undertake reasonable efforts to mitigate and remediate the effects of a force majeure event.

(g)	Waiver. No waiver of any term or condition of this Agreement shall be effective unless agreed to in writing by the party making the waiver.

(h)	Severability. If any term or condition in this Agreement is found by a court or administrative agency to be unenforceable, the remaining terms and conditions shall remain in full force and effect and shall be enforceable to the maximum extent permitted by law.

(i)	Governing Law and Exclusive Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its rules of conflict of laws. The parties agree to the exclusive jurisdiction of the state and federal courts sitting in New York, New York for the resolution of any disputes arising from or related to this Agreement, and each Party hereby waives any defenses it may have before such courts based on lack of personal jurisdiction or inconvenient forum.

(j)	Survival. Sections 5(f), 5(g), 8, 11, 12, 13, 14, 15 and 16 shall survive any termination of this Agreement or any Statement of Work.

(k)	Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly delivered if delivered by hand, or sent by prepaid registered or certified mail, return receipt requested, with acknowledgment by the receiving party addressed as follows or to such other address as either party shall specify in a written notice to the other.

(l)	This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof.

With a copy to: Carly Arison, Syntax LLC, One Liberty Plaza, 46th Floor, New York, NY 10006

If to Licensor:	If to Advisor:
Licensor contact as indicated on each	Advisor contact as indicated on each
Statement of Work	Statement of Work

IN WITNESS WHEREOF, the parties hereto, each acting under due and proper authority, have executed this Agreement as of the Effective Date.

Syntax Advisors		Syntax LLC

Signature:	/s/ Rory Riggs 10/29/18	Signature:	/s/ Rory Riggs 10/29/18

Name:	Rory Riggs	Name:	Rory Riggs
	(Please print)		(Please print)

Title:	CEO	Title:	CEO
	(Please print)		(Please print)

Date:	10/29/18	Date:	10/29/18
	(Please print)		(Please print)

Exhibit A

U.S. Trademarks

“STRATIFIED INDEX” (Reg. No. 5056376)

“STRATIFIED INDICES” (Reg. No. 4980036)

“STRATIFIED ETF” (Reg. No. 5056377)

“STRATIFIED FUNDS” (Reg. No. 5056378)

“STRATIFIED SHARES” (Reg. No. 5056375)

“SYNTAX” (Reg. No. 4918505)

Exhibit B

U.S. Patents

U.S. Pat. No. 8,990,268

U.S. Pat. No. 9,069,802

U.S. Pat. No. 9,098,564

U.S. Pat. No. 9,098,878

U.S. Pat. No. 9,245,299

U.S. Pat. No. 9,361,358

U.S. Pat. No. 9,471,664

U.S. Pat. No. 9,646,075

U.S. Pat. No. 9,910,910

U.S. Pat. No. 9,990,380

U.S. Pat. No. 9,996,502

U.S. Pat. No. 10,019,509

U.S. App. 16/006,601; U.S. App. 14/736,262